UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MATINAS BIOPHARMA HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

576810105

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 576810105

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 10,188,312
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 10,188,312

9	Aggregate amount beneficially owned by each reporting person. 10,188,312
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 6.3%*
12	Type of reporting person CO

*	Based on 162,740,274 shares of common stock reported to be outstanding as of November 11, 2019 by the Issuer on its Form 10-Q filed with the SEC on November 13, 2019.

CUSIP No. 576810105

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 10,188,312
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 10,188,312

9	Aggregate amount beneficially owned by each reporting person. 10,188,312
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 6.3%*
12	Type of reporting person CO

*	Based on 162,740,274 shares of common stock reported to be outstanding as of November 11, 2019 by the Issuer on its Form 10-Q filed with the SEC on November 13, 2019.

CUSIP No. 576810105

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 10,188,312
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 10,188,312

9	Aggregate amount beneficially owned by each reporting person. 10,188,312
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 6.3%*
12	Type of reporting person IN

*	Based on 162,740,274 shares of common stock reported to be outstanding as of November 11, 2019 by the Issuer on its Form 10-Q filed with the SEC on November 13, 2019.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13G filed on November 8, 2018 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”) and Joe Lewis (together with Boxer Capital and Boxer Management, the “Reporting Persons”), as amended by Amendment No. 1 filed on February 14, 2019. The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing, as amended.

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Persons beneficially own 10,188,312 shares of Common Stock.

(b)	Percent of class:

The Common Stock beneficially owned by the Reporting Persons represent 6.3%* of the Issuer’s outstanding shares of Common Stock (based on 162,740,274 shares of Common Stock reported to be outstanding as of November 11, 2019 by the Issuer on its Form 10-Q filed with the SEC on November 13, 2019).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None of the Reporting Persons has the sole power to vote or to direct the vote of any shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

The Reporting Persons have shared power to vote or to direct the vote of the 10,188,312 shares of Common Stock they beneficially own.

(iii)	Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has the sole power to dispose or to direct the disposition of any of the shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of:

The Reporting Persons have shared power to dispose or to direct the disposition of the 10,188,312 shares of Common Stock they beneficially own.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement among the Reporting Persons, incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed on November 8, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually